DREYFUS STRATEGIC MUNICIPALS, INC.
ANNUAL MEETING OF STOCKHOLDERS
MAY 18, 2006

         On May 18, 2006, shareholders voted as indicated below with regard to the following proposals:

         To elect three Class III Directors to serve for a three-year term for the Fund and until their successors are duly elected and qualified.

                               For                          Authority Withheld
David W. Burke              51,540,489                          1,306,420
Hans C. Mautner             51,473,589                          1,373,320
John E. Zuccotti*                10,321                                 183

* Elected solely by Auction Preferred Stock holders - Common Stock holders not entitled to vote.